Exhibit 10.02
April 26, 2019
Vincent Pilette
[Address]
[Address]
Dear Vincent,
We are delighted to offer you the position of EVP, Chief Financial Officer at Symantec Corporation, in Mountain View CA, reporting to the Company’s Chief Executive Officer. You are joining a talented and passionate team driven to protect the world’s information and the people who use it. We do work that matters and we are confident you will find rewarding opportunities with us.
Start Date
Your first day of employment is anticipated to be May 21, 2019, pending completion of your background verification and work authorizations.  If the Company has not filed its Form 10-K for the fiscal year ended March 29, 2019 (the “FY19 Form 10-K”) prior to your start date, you will join the Company initially as EVP, Finance, and will assume the title and position of EVP, Chief Financial Officer, on the date following the filing of the FY19 Form 10-K.
Salary
Your starting annual base salary will be $650,000.00, less applicable deductions and withholdings.
Executive Annual Incentive Plan
Based on your position, you will participate in the Executive Annual Incentive Plan, an incentive program that rewards achievement of Symantec Corporation’s financial objectives as well as your individual performance. At 100% of Company and individual performance, you will be eligible to receive an additional 100% of your annual base salary. To receive the award, you must satisfy the requirements of the Executive Annual Incentive Plan. Details of the Plan will be available to you once you begin your employment.
Stock
New Hire Award and Long Term Award
You will receive an equity award valued at $14,000,000 at the time of grant.  This award will be comprised of $9,000,000 which is intended to be your new hire equity award (“New Hire Award”) and $5,000,000 which is intended to be your fiscal 2020 long-term incentive equity award (“Long Term Award”).  The New Hire Award and Long Term Award will both be comprised of 30% time-based restricted stock units (RSUs) and 70% performance-based restricted stock units (PRUs) pursuant to the terms and conditions to be approved for senior executives for fiscal 2020.  We expect these awards will be made to you in June or July 2019 at the time of our annual executive grant.  The number of RSUs to be granted will be calculated based on the average daily closing price of the Company’s common stock as reported on Nasdaq for the twenty (20) trading days ending on the last day of the month which precedes the month in which the grant is made.  The RSU portion of each award will have a 3-year vesting schedule, with 30% of the shares vesting approximately 1 year from the grant date on a designated vest date (the “First RSU Vest Date”), 30% vesting approximately 2 years from grant date on a designated vest date and the remaining 40% vesting approximately 3 years from grant on a designated vest date.  Details regarding your RSU and PRU vesting schedules and other terms and conditions of the grants will be provided in the RSU and PRU Award Agreements, which you will receive at the time of the grant.

Additional RSU
In addition to the New Hire Award and the Long Term Award, contingent upon your purchase of shares of the Company’s common stock on the public market with a fair market value of up to Ten Million Dollars ($10,000,000) within sixty (60) days following your Start Date (or if later, no later than ten (10) days after the Company’s trading window opens) (the “Stock Purchase”), the Company will grant you an RSU award valued at 30% of the Stock Purchase, within ten (10) days of such purchase, with the number of shares determined by dividing such dollar amount by the weighted average purchase price per share of the Stock Purchase, rounded up to the nearest whole share (the “Additional RSU”).  The Additional RSU will have a 3-year vesting schedule, with 30% of the shares vesting approximately 1 year from the grant date on a designated vest date, 30% vesting approximately 2 years from grant date on a designated vest date and the remaining 40% vesting approximately 3 years from grant on a designated vest date.  Details regarding your RSU vesting schedule and other terms and conditions of the grant will be provided in the RSU Award Agreement, which you will receive at the time of the grant, as well as the terms set forth in this letter. Notwithstanding the foregoing, if you sell or otherwise dispose of any of the shares acquired in your Stock Purchase (other than upon a Change in Control as defined in the Symantec Corporation Executive Retention Plan) within three (3) years of the grant, you will automatically forfeit all then-unvested shares subject to the Additional RSU.
Make Whole Protection
In the event of your termination of employment by the Company other than for Cause (as defined in the Symantec Corporation Executive Severance Plan) prior to the First RSU Vest Date, the Company will pay to you, in addition to any amounts payable to you under the Executive Severance Plan, an amount equal to (a) $1,300,000, plus (b) $2,940,000 multiplied by the FY20 percentage achievement under Symantec’s FY20 PRU plan (as determined by the Company’s Compensation and Leadership Development Committee (“CLDC”), at such time as it makes the determination for all FY20 PRU plan participants), not to exceed 100%; provided that such payment will be made only if you sign, return within 45 days and do not revoke a Release of Claims on the Company form that will be provided to you.  Such payment will be paid to you in one lump sum within ten (10) days following, (i) the date the Release of Claims becomes non-revocable in the case of (a); and (ii) the later of (x) the date the Release of Claims becomes non-revocable, and (y) the CLDC determination, in the case of (b).
Benefits
You are eligible to participate in a wide variety of generous employee benefit plans, including Symantec’s Stock Purchase Plan, matching 401(k) savings and investment plan, and health insurance, among many others. For information on your Symantec U.S. Benefits, please visit our www.symantecbenefits.com website. Choosing the right combination of benefits is an important personal decision. Use this site to learn your options and discuss your current and future needs with your family. After your start date, you can enroll in the benefits that best fit your life.

Confidential and Proprietary Information
Your offer of employment is conditioned upon your fully and truthfully completing the enclosed Symantec Confidentiality and Intellectual Property Agreement (CIPA). By signing the CIPA and accepting this offer, you  represent and warrant to us that: 1) you are not subject to any terms or conditions that restrict or may restrict your ability to carry out your duties for Symantec; 2) you will not bring with you or use to perform your job any confidential or proprietary material of any former employer or any other party; 3) you will hold in confidence any confidential or proprietary information received as an employee of Symantec; (4) you will assign to Symantec any inventions that you make while employed by Symantec in accordance with the terms of the CIPA; and (5) you will abide by all terms of the CIPA.
Company Policies
As a Symantec employee, you will be subject to and are expected to adhere to and comply with all applicable Company policies, including but not limited to, our Code of Conduct.  Symantec reserves the right to change these policies at any time in its sole discretion.  If you have questions or concerns about these policies, please contact your recruiter.
Mutual Arbitration Agreement
Symantec values each of its employees and fosters good relations with, and among, all of its employees. It recognizes, however, that disagreements occasionally occur.  Symantec believes that the resolution of such disagreements is best accomplished by internal dispute resolution and, where that fails, by external arbitration. For these reasons, Symantec has adopted a Mutual Arbitration Agreement, a copy of which is enclosed.  While we hope that you will participate in this arbitration program, if you do not wish to do so, you have the right to opt out by following the instructions to submit a signed opt-out form along with a copy of this signed offer letter.  If you do not return a signed opt-out form with this offer letter, the arbitration program will be in effect.
Employment Status
This letter does not constitute a contract of employment for any specific period of time but creates an “employment at will” relationship. This means that you do not have a contract of employment for any particular duration. You are free to resign at any time for any reason. Similarly, Symantec is free to terminate your employment at any time for any reason.  Any statements or representation to the contrary, or that contradict any provision of this letter, are superseded by this offer letter.  Participation in any of Symantec’s stock or benefit programs is not assurance of continued employment for any particular period of time.  Any modification of this at-will provision must be in writing and signed by the Company CEO.
Work Authorization
Federal law requires that Symantec document an employee’s authorization to work in the United States. To comply, Symantec must have a completed Form I-9 for you on your first working day. You agree to provide Symantec with documentation required by the Form I-9 to confirm you are authorized to work in the United States. If you have any questions about this requirement, which applies to U.S. citizens and non-U.S. citizens alike, contact your recruiter.

Background Verification
This offer is subject to and contingent upon successful completion of a background check, which may include a credit check.   You may also be subject to additional background verifications and re-checks during the course of your employment as determined by business needs and consistent with Company policy and applicable law.  Failure to successfully complete these additional verifications or re-checks may result in reassignment, an opportunity to apply for alternative internal positions, or termination of your employment.
Please review this offer and confirm your acceptance by the end of business on May 1, 2019 by signing in the space indicated below and emailing (scanning) to                  .  Please also sign and return any additional forms as described in this letter.  Should you have any questions about this offer, do not hesitate to call          at        .
Vincent, we are very pleased to have you come to work at Symantec. We will continue to be the leading force in protecting the world’s information and the people who use it—and we look forward to you joining us to make a difference in the world.

Sincerely,

/s/ Amy Cappellanti-Wolf
Amy Cappellanti-Wolf
SVP, Chief HR Officer
I hereby accept the terms and conditions of the offer of employment stated in this letter.

/s/ Vincent Pilette	5/1/2019
Vincent Pilette	Date